                  UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549

                  SCHEDULE 13G

    Under the Securities Exchange Act of 1934
            (Amendment No.        )*

               R.H. Phillips, Inc.
                (Name of Issuer)

                  Common Stock
         (Title of Class of Securities)

                   749573 101
                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749573 101                13G                 Page 1 of 2
Pages

1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karl Giguiere
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP
         Not applicable         (a)
                                (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF        5   SOLE VOTING POWER
SHARES                    40,860
BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY               1,579,876
EACH             7   SOLE DISPOSITIVE POWER
REPORTING                 40,860
PERSON           8   SHARED DISPOSITIVE POWER
          WITH         1,579,876

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

                       1,620,736

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
               Not Applicable
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          25.0%

12   TYPE OF REPORTING PERSON*

     Individual

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violation (See 18 U.S.C. 1001)

 Item 1(a)        Name of Issuer:
                   R.H. Phillips, Inc.

 Item 1(b)        Address of Issuer's Principal Executive Offices:
                   26836 County Road 12A
                   Esparto, CA 95627

 Item 2(a)        Name of Person Filing:
                   Karl Giguiere

 Item 2(b)        Address of the Principal Offices:
                   The principal business office of Karl
                   Giguiere is located at 26836 County Road
                   12A, Esparto, CA 95627

 Item 2(c)        Citizenship:
                   USA

 Item 2(d)        Title of Class of Securities:
                   Common Stock

 Item 2(e)        CUSIP Number:
                   749573101

 Item 3 If the Statement if being filed pursuant to Rule 13d-1(b), or 13d-2(b),
                Not Applicable

 Item 4 Ownership:

      (a) Amount Beneficially Owned:
           1,620,736
             Includes 865,773 shares of Common Stock owned by R.H.P.
              Vineyards, Inc. and 714,103 shares of Common Stock owned by R.H. Phillips, Inc. John Giguiere and his brother, Karl Giguiere, own a majority of the outstanding stock of the two Corporations and constitute a majority of these Corporations' Board of Directors. Consequently, John and Karl Giguiere may be deemed beneficial owners of the shares held by R.H.P. Vineyards, Inc. and R.H. Phillips, Inc.

       (b)     Percent of Class:
                     25%

       (c) (i) sole power to vote or to direct the vote: 40,860

           (ii) shared power to vote or to direct the vote: 1,579,876

           (iii) sole power to dispose or to direct the disposition: 40,860

           (iv) shared power to dispose or to direct the disposition of: 1,579,876

 Item 5 Ownership of Five Percent or Less of a Class:
               Not Applicable

 Item 6 Ownership of More than Five Percent on Behalf of Another Person:
               Not Applicable

 Item 7 Identification and Classification of the Subsidiary which
        Acquired the Security Being Reported on by the Parent Holding
        Company:
               Not Applicable

 Item 8 Identification and Classification of Members of the Group:
               Not Applicable

 Item 9 Notice of Dissolution of a Group:
               Not Applicable

 Item 10 Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 6, 1997
                              Date
                              //s/ Karl Giguiere
                              Signature
                              Karl Giguiere/
                              Co-CEO Co-President
                              Name/Title